Exhibit 12.1
eBay, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio data)

	Year Ended December 31,						Six Months Ended June 30,
	2003	2004	2005	2006	2007		2008
Income Before Income Taxes, Minority Interest and Income/Loss of Equity Investees	$661,500	$1,127,705	$1,546,390	$1,541,600	$757,388	(3)	$1,153,626
Add: Fixed Charges	9,182	14,535	10,589	16,562	31,437		15,044

Earnings (1)	$670,682	$1,142,240	$1,556,979	$1,558,162	$788,825		$1,168,670

Fixed Charges (2)	$9,182	$14,535	$10,589	$16,562	$31,437		$15,044

Ratio of Earnings to Fixed Charges	73.0	78.6	147.0	94.1	25.1		77.7

(1)	Earnings consist of Income before income taxes, minority interest and equity in gains and losses of equity-method investees plus Fixed Charges.

(2)	Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(3)	For the year ended December 31, 2007, Income Before Income Taxes, Minority Interest and Income/Loss of Equity Investees includes an impairment loss of $1.4 billion related to our Communications reporting unit.